UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

U.S. Auto Parts Network, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90343C100

(CUSIP Number)

Mehran Nia

12320 21st Helena Dr.

Los Angeles, CA 90049

(310) 704-9111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100

1.	Names of Reporting Persons Mehran Nia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 4,723,843(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,723,843(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,723,843(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.51%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)                                       Consists of (i) 3,615,391 shares of Common Stock owned directly by the Nia Living Trust Established September 2, 2004 (the “Living Trust”), of which Mehran Nia and his spouse, Fariba Nia, are co-trustees, (ii) 1,034,482 shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock owned by the Living Trust, and (iii) 73,970 shares of Common Stock issued in lieu of preferred stock dividends. Mehran Nia disclaims beneficial interest in the Living Trust except to the extent of his pecuniary interest therein.

(2)                                       Based on 34,973,332 shares of Common Stock outstanding and 2,770,687 shares of Series A Convertible Preferred outstanding as of May 11, 2018 totaling 37,744,019 shares, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on June 4, 2018.

CUSIP No. 90343C100

1.	Names of Reporting Persons Nia Living Trust Established September 2, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States - California Living Trust

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 4,723,843(1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,723,843(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,723,843(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.51%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)                                       Consists of (i) 3,615,391 shares of Common Stock owned directly by the Nia Living Trust Established September 2, 2004 (the “Living Trust”), of which Mehran Nia and his spouse, Fariba Nia, are co-trustees, (ii) 1,034,482 shares of Common Stock issuable upon conversion of Issuer’s Series A Convertible Preferred Stock owned by the Living Trust, and (iii) 73,970 shares of Common Stock issued in lieu of preferred stock dividends. Mehran Nia disclaims beneficial interest in the Living Trust except to the extent of his pecuniary interest therein.

(2)                                       Based on 34,973,332 shares of Common Stock outstanding and 2,770,687 shares of Series A Convertible Preferred outstanding as of May 11, 2018 totaling 37,744,019 shares, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on June 4, 2018.

This Amendment No. 5 amends (a) the Schedule 13D filed on December 3, 2008 (the “Initial Schedule 13D”) by Mehran Nia, Fariba Nia, and the Nia Living Trust Established September 2, 2004 (the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Persons on October 7, 2009, (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Reporting Persons on October 14, 2009, (d) Amendment No. 3 to the Initial Schedule 13D, filed by the Reporting Persons on July 31, 2014 and (e) Amendment No. 4 to the Initial Schedule 13D, filed by the Reporting Persons on May 5, 2015 (collectively, the “Previous Amendments”).  Except as set forth below, all Items of the Initial Schedule 13D, as amended by the Previous Amendments, remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D or the Previous Amendments, as applicable.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs:

On May 31, 2018, the Issuer entered into a Board Candidate Agreement (the “Agreement”) with Mehran Nia (“Mr. Nia”) and the Nia Living Trust Established September 2, 2004 (the “Nia Trust” and together with Mr. Nia, “Nia”). Under the Agreement, the Issuer has appointed Mr. Nia to the Issuer’s Board of Directors (the “Board”) as a Class I Director, effective May 31, 2018 and has agreed to appoint a second director to the Board as a Class II Director (the “Second Director”) at such later date as mutually agreed by the Issuer and Nia. The Second Director shall be mutually agreeable to the Issuer and Nia and shall be considered “independent” as defined under the listing standards of the Nasdaq Stock Market. The Issuer has agreed that the Board would expand the size of the Board to nine directors to appoint the Second Director.

If at any point in time Nia fails to beneficially own more than 5% of the Issuer’s outstanding voting capital stock or Nia breaches any provision of the Agreement (each, a “Termination Event”), Mr. Nia and/or the Second Director shall promptly resign from the Board upon request. In addition, in the event Mr. Nia or the Second Director, as the case may be, resigns or otherwise ceases to serve as a director, other than due to a Termination Event, prior to the expiration of the Voting Period (as defined below), the Issuer and Mr. Nia agree to work collaboratively to appoint a replacement candidate (a “Replacement Candidate”) through a process conducted, and based on criteria established, by the Nominating and Corporate Governance Committee of the Board.

Additionally, at each annual or special meeting of the Issuer’s stockholders, Nia has agreed to vote all shares of the Issuer’s capital stock beneficially owned by Nia (the “Nia Shares”) on each director nominee or other matter presented for a vote which has been recommended by the Board and has agreed not to provide assistance with any vote to be taken by the Issuer’s stockholders that has not been formally recommended by the Board (collectively, the “Obligations”). Pursuant to the Agreement, the Obligations begin on the date of the Agreement and shall end on the earliest to occur of (i) the date that the Issuer notifies Nia in writing that it does not intend to re-nominate Mr. Nia as a director at its 2019 Annual Meeting of Stockholders or such subsequent annual meeting at which Mr. Nia would be up for re-election; and (ii) the date on which Mr. Nia ceases to serve as a director unless Mr. Nia (a) ceases to serve as a director due to a Termination Event or (b) the Issuer and Mr. Nia are working to appoint a Replacement Candidate (such period, the “Voting Period”). In connection with the Obligations, Nia has also granted the Issuer an irrevocable proxy with respect to the Nia Shares during the Voting Period. The terms of the Voting Agreement also contain a mutual non-disparagement provision.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage reported by each Reporting Person is based upon 34,973,332 shares of Common Stock outstanding and 2,770,687 shares of Series A Convertible Preferred outstanding as of May 11, 2018 totaling 37,744,019 shares, as reported in U.S. Auto Parts Network, Inc.’s Proxy Statement on Schedule 14A filed on June 4, 2018.

(a) The Reporting Persons beneficially owned the following shares of the Issuer’s Common Stock and Series A Convertible Preferred Stock:

Reporting Person	No. of Shares Beneficially Owned	Percentage Held
Mehran Nia	4,723,843	12.51%
Fariba Nia	4,723,843	12.51%
Nia Living Trust	4,723,843	12.51%
Established September 2, 2004

(b) (i) Sole power to vote or to direct the vote:

Mehran Nia	0
Fariba Nia	0
Nia Living Trust Established September 2, 2004	0

(ii) Shared power to vote or to direct the vote:

Mehran Nia	4,723,843
Fariba Nia	4,723,843
Nia Living Trust Established September 2, 2004	4,723,843

(iii) Sole power to dispose or to direct the disposition of:

Mehran Nia	0
Fariba Nia	0
Nia Living Trust Established September 2, 2004	0

(iv) Shared power to dispose or to direct the disposition of:

Mehran Nia	4,723,843
Fariba Nia	4,723,843
Nia Living Trust Established September 2, 2004	4,723,843

(c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following sentence:

The information set forth under Item 4 and the agreement filed as Exhibit 2 is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

2.                          Board Candidate Agreement dated May 31, 2018 by and among U.S. Auto Parts Network, Inc., Mehran Nia, and the Nia Living Trust Established September 2, 2004 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 31, 2018 by the Issuer).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018

/s/ Mehran Nia
Mehran Nia

NIA LIVING TRUST ESTABLISHED SEPTEMBER 2, 2004

By:	/s/ Mehran Nia
Name: Mehran Nia
Its: Co-Trustee

By:	/s/ Fariba Nia
Name: Fariba Nia
Its: Co-Trustee